United States
Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For July 18, 2006
Commission File Number 000-27663
SIFY LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 2.02. Results of Operations and Financial Condition.
     On July 18, 2006, Sify Limited (“Sify”) announced its U.S. GAAP results for the quarter ended June 30, 2006. A copy of the press release is attached hereto as Exhibit 99.1. The information and documents furnished in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.
Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
     On July 18, 2006, Sify announced that Mr. R. Ramaraj, its Managing Director and Chief Executive Officer had resigned from those positions, and had decided to leave Sify to pursue other interests. Sify also announced that Mr. Raju Vegesna has been named as Sify’s Managing Director and Chief Executive Officer, to replace Mr. Ramaraj.
     Mr. Raju Vegesna has served as a Director of Sify since November 2005. Mr. Vegesna is a Silicon Valley entrepreneur who founded several leading edge technology companies, including ServerWorks Corporation, acquired by Broadcom in 2001. After that acquisition, and post a brief stint with Broadcom, Mr. Vegesna founded and currently serves as CEO and Chairman of ServerEngines, LLC, a rapidly growing Silicon Valley-based company engaged in the development of innovative enterprise computing products. He holds a BS in Electrical Engineering from the University of Bangalore and holds an MS in Computer Engineering from Wayne State University, USA, and holds several patents in Microprocessor and Multiprocessor technology. He is also a Director of Server Engines LLC and Nulife Corp. Infinity Capital Ventures, LP, owns approximately 42% of Sify and Mr. Raju Vegesna is a nominee of Infinity Capital Ventures, LP. On December 20, 2005, the Company divested 26% of its holding in Sify Communications Limited, or 4,680,000 shares, to M/s Infinity Satcom Universal (P) Ltd for a sale consideration of Rs.139,810. This was a related party transaction because Mr. Raju Vegesna, is the brother of Mr Ananda Raju, the owner of Infinity Satcom Universal (P) Ltd.
Item 9.01. Financial Statements and Exhibits.
     (d) Exhibits.
          99.1 Press release issued by Sify Limited, dated June 30, 2006.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 18, 2006

SIFY LIMITED
By:	/s/ Durgesh Mehta
	Name:	Durgesh Mehta
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated July 18, 2006